UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           Aerial Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    007655103
                   ------------------------------------------
                                 (CUSIP Number)



* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












SEC 1745 (2/92)
                                   Page 1 of 5

                                       13G

CUSIP NO.     007655103                           Page   2   of   6   Pages
          ---------------------                        -----    -----



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Telephone and Data Systems, Inc.

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                 (b) |_|

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Iowa

                               5    SOLE VOTING  POWER -  40,000,000
                                    Series  A Common  Shares  (which
           NUMBER OF                have fifteen  votes per share on
            SHARES                  all matters and are  convertible
          BENEFICIALLY              on a share-for-share basis into
           OWNED BY                 Common Shares) and 19,086,000 Common Shares.
             EACH
           REPORTING           6    SHARED VOTING POWER
            PERSON
             WITH                   Not Applicable

                               7    SOLE DISPOSITIVE POWER

                                    Same as 5

                               8    SHARED DISPOSITIVE POWER

                                    Not Applicable

 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 5

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 100% of the Series A Common Shares and 60.9% of the Common Shares of the Issuer, representing approximately 82.8% of the Issuer's outstanding classes of Common Stock and 98.1% of the Issuer's voting power.1

12        TYPE OF REPORTING PERSON*

          CO

--------  ---------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 5 pages

1 Based on 31,359,460 Common Shares and 40,000,000 Series A Common Shares issued and outstanding on December 31, 1996.

                                       13G

CUSIP NO.     007655103                             Page   3   of   6   Pages
          ---------------------                          -----    -----



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Trustees of the TDS Voting Trust under Agreement dated June 30,
          1989

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                  (b) |_|

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                           5       SOLE VOTING  POWER -  40,000,000
                                   Series  A Common  Shares  (which
            NUMBER OF              have fifteen  votes per share on
             SHARES                all matters and are  convertible
          BENEFICIALLY             on a share-for-share basis into
            OWNED BY               Common Shares) and 19,086,000 Common Shares.
              EACH
            REPORTING      6       SHARED VOTING POWER
             PERSON
              WITH                 Not Applicable

                           7       SOLE DISPOSITIVE POWER

                                   Same as 5

                           8       SHARED DISPOSITIVE POWER

                                   Not Applicable

 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 5

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 100% of the Series A Common Shares and 60.9% of the Common Shares of the Issuer, representing approximately 82.8% of the Issuer's outstanding classes of Common Stock and 98.1% of the Issuer's voting power.1
12        TYPE OF REPORTING PERSON*

          OO

--------  ---------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 5 pages

1 Based on 31,359,460 Common Shares and 40,000,000 Series A Common Shares issued and outstanding on December 31, 1996.

Schedule 13G
Issuer: Aerial Communications, Inc.
Page 4 of 6


Item 1.           (a)      Name of Issuer:

                           Aerial Communications, Inc.

                  (b)      Address of Issuers's Principal Executive Offices:

                           8410 West Byrn Mawr Street
                           Suite 1100
                           Chicago, Illinois 60631

Item 2.           (a)      Name of Person Filing:

                           Telephone and Data Systems, Inc. and
                           The Trustees of the Voting Trust pursuant to Agreement dated June 30, 1989, as amended:*

                           LeRoy T. Carlson, Jr.
                           Walter C.D. Carlson
                           Letitia G.C. Carlson
                           Donald C. Nebergall
                           Melanie J. Heald

                           *Hereby incorporated by reference to Exhibit 9.1 in the Annual Report on Form 10-K for the year ended December 31, 1995 of Telephone and Data Systems, Inc.

                  (b)      Address of Principal Business Office or, if None,
                           Residence:

                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Citizenship:

                           Iowa

                  (d)      Title of Class of Securities:

                           Common Shares, $1.00 par value

                  (e)      CUSIP Number:

                           007655103

Item 3.           (a) - (h)

                  Not Applicable

Item 4.           Ownership

                  (a)      Amount Beneficially Owned as of December 31, 1996:

                           See cover page, item 9

                  (b)      Percent of Class:

                           See cover page, item 11

Schedule 13G
Issuer: Aerial Communications, Inc.
Page 5 of 6


                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    See cover page, item 5

                           (ii)     Shared power to vote or to direct the vote:

                                    See cover page, item 6

                           (iii) Sole power to dispose or to direct the disposition of:

                                    See cover page, item 7

                           (iv) Shared power to dispose or to direct the disposition of:

                                    See cover page, item 8

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  (i)      Identification:

                  The Trustees of the Voting Trust under Agreement dated June 30, 1989, as amended:

                  LeRoy T. Carlson, Jr.
                  Walter C.D. Carlson
                  Letitia G.C. Carlson
                  Donald C. Nebergall
                  Melanie J. Heald

                  (ii)     Classification:

                  None of the members of the group is a person  identified under
                  Item 3 of Schedule 13G.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  Not Applicable

Schedule 13G
Issuer: Aerial Communications, Inc.
Page 6 of 6


                             JOINT FILING AGREEMENT

                  The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10,  1997           TELEPHONE AND DATA SYSTEMS, INC.


                                   By:        /s/ LeRoy T. Carlson, Jr.
                                              ----------------------------------
                                              LeRoy T. Carlson, Jr.
                                              President

                                   TRUSTEES OF THE VOTING TRUST UNDER AGREEMENT
                                   DATED JUNE 30, 1989



                                   /s/ Walter C.D. Carlson*
                                   ---------------------------------------------
                                   Walter C.D. Carlson


                                   /s/ Letitia G.C. Carlson*
                                   ---------------------------------------------
                                   Letitia G.C. Carlson

                                   /s/ Donald C. Nebergall*
                                   ---------------------------------------------
                                   Donald C. Nebergall


                                   /s/ Melanie J. Heald*
                                   ---------------------------------------------
                                   Melanie J. Heald


                                   *By:       /s/ LeRoy T. Carlson, Jr.
                                              ----------------------------------
                                              LeRoy T. Carlson, Jr.
                                              Trustee and as Attorney-in-Fact
                                              for above Trustees*

                                   *Pursuant  to Joint  Filing Agreement   and
                                    Power  of Attorney   which  has  been
                                    separately  filed  with the Securities
                                    and   Exchange Commission and is
                                    incorporated  by  reference herein.



                         Signature Page to Schedule 13G
   relating to the direct beneficial ownership of Aerial Communications, Inc.
                       by Telephone and Data Systems, Inc.